Exhibit 99.1

VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

ALLEGO N.V.

June 30, 2023

At the meeting, for all agenda items, 257,941,329 shares in the company’s capital are represented, representing approximately 96.54% of the company’s issued share capital.

	Agenda item	For	Against	Abstain
1.	Opening	N/A	N/A	N/A

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2022	N/A	N/A	N/A

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022	239,149,215	81,215	18,710,899

4.	Discussion of the Company’s dividend and reservation policy	N/A	N/A	N/A

5.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company’s annual accounts for the fiscal year 2023	239,200,287	33,704	18,707,338

6.	Discharge from liability for the Company’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2022	239,105,339	126,057	18,709,933

7.	Appointment of Thierry Déau as non-executive director of the Company	239,104,255	128,619	18,708,455

8.	Reappointment of Christian Vollmann as non-executive director of the Company	239,178,753	54,439	18,708,137

9.	Reappointment of Thomas Maier as non-executive director of the Company	239,132,156	101,143	18,708,030

10.	Extension of authorization for the Company’s board to acquire shares and depository receipts for shares in the Company’s capital	239,122,631	111,132	18,707,566

11.	Closing	N/A	N/A	N/A

For confirmation

/s/ Mathieu Bonnet	/s/ Willem Boers
Mathieu Bonnet	Willem Boers
Chair of the meeting	Secretary of the meeting